FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta to launch long-dated Euro-denominated bond”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta to launch long-dated Euro-denominated bond

Basel, Switzerland, 4 April 2005

Syngenta announced today that it intends to launch a Euro-denominated Eurobond of benchmark size with a maturity of at least 15 years subject to market conditions. The company also intends to make a public tender offer on April 4 for its outstanding 5.5% Eurobond, due July 10 2006. Proceeds from the Eurobond issue will be partially utilized further to strengthen the Group’s major pension funds which were 85 per cent funded at the end of 2004.

“This balance sheet optimization further enhances our financial position and underpins our commitment to return more than $1 billion to shareholders by end 2006 through the combination of a progressive dividend policy and share repurchase programme", said Domenico Scala, Chief Financial Officer. He added: “This is an opportune time to issue new debt, extend the maturity profile and, at the same time, significantly improve the funding of our major pension funds.”

Further information on these transactions is available at www.bondcom.com/syngentabond.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059

Important Notice

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.
This document does not constitute an offer of invitation to subscribe for or purchase, or a solicitation of offers to sell, in the United Stats or any other jurisdiction, any securities of any member of the Syngenta group, including without limitation, the 2006 Notes, any further debt securities (“New Notes”) to be issued by Syngenta Luxembourg Finance (#2) S.c.A., nor shall it form the basis of or form part of, or be relied on in connection with, any contract therefore.
Any offer to purchase or solicitation of offers to sell the 2006 Notes will be contained exclusively in a tender offer memorandum to be prepared by Syngenta Luxembourg Finance (#2) S.c.A.
The making of a tender offer for, or a solicitation of offers to sell, the 2006 Notes and the offering, sale and delivery of any New Notes issued by Syngenta Luxembourg Finance (#2) S.c.A, and the distribution of any offering materials in connection therewith, in certain jurisdictions may be restricted by law. In particular, neither the 2006 Notes nor any New Notes have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, or be the subject of any offer to buy or a solicitation of an offer to sell, in the United States absent an exemption from registration under the Securities Act/Stabilisation/FSA.

Syngenta – 4 April 2005 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 4, 2005	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary